EXHIBIT 99.1

Trilogy International Partners Inc. Reports Fourth Quarter and Full Year 2017 Results

  Continued growth in New Zealand postpaid activations: 27.3 thousand postpaid gross additions during the fourth quarter, representing an 11% increase sequentially and 5% increase over the prior year
  Strong prepaid gains in Bolivia: 92.4 thousand net additions during the fourth quarter, representing significant sequential and year over year growth
  Continued robust LTE adoption in Bolivia: LTE customer base nearly doubled in 2017.
  Net cash provided by operating activities increased by $28.7 million in the fourth quarter: growth of nearly five times when compared to the prior year fourth quarter, and an increase of 33%, or $16.0 million, for the full year compared to the year ended December 31, 2016.
  Significant LTE network expansion in 2017: with LTE-enabled sites increasing by 42% from December 31, 2016.  93% of our New Zealand and 70% of our Bolivian network sites provide LTE service.

BELLEVUE, Wash., March 21, 2018 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (“TIP Inc.”) (TSX:TRL), an international wireless and fixed broadband telecommunications operator, today announced its unaudited financial and operating results for the fourth quarter ended December 31, 2017.

“We made continued progress on our 2017 strategic objectives of expanding LTE network coverage in both operating markets, growing data revenue and increasing our postpaid subscriber penetration in New Zealand,” said Brad Horwitz, President and CEO. “At the end of the year, over 80% of our consolidated cell sites were optimized for LTE. Wireless Data ARPU, excluding SMS, increased 12%. Our New Zealand operations added nearly 24 thousand postpaid subscribers in 2017, which now make up 28% of our New Zealand base. In Bolivia, we regained our competitive footing in the fourth quarter, adding over 92 thousand prepaid subscribers.”

“Although we made progress on our strategic objectives, the year was challenging as we faced increasing competitive pressure in the Bolivian prepaid space, and a wide range of issues impacting our customers following the transition to our new IT business support system in New Zealand.”

“These issues severely impacted subscriber growth, revenue and operating expenses. While we have stabilized subscriber activation in both of our markets, customer churn, although improving, remains higher than targeted levels, particularly in New Zealand. Looking to 2018, we are extremely focused on improving the customer experience, reducing churn, growing data revenue on our enhanced networks and improving EBITDA.”

Consolidated Financial Highlights

	Three Months Ended December 31 (unaudited)			Twelve Months Ended December 31
(US dollars in millions unless otherwise noted)	2017	2016	% Chg	2017	2016	% Chg

Total revenues	201.9	213.0	(5%)	776.8	763.4	2%

Service revenues	143.0	154.1	(7%)	598.0	584.6	2%

Loss from continuing operations	(2.4)	(0.0)	n.m	(30.1)	(40.6)	26%

Adjusted EBITDA(1)	32.4	46.8	(31%)	148.3	153.1	(3%)
Adjusted EBITDA margin(1)	22.6%	30.4%	(26%)	24.8%	26.2%	(5%)

n.m - not meaningful
Notes:
(1) These are Non-GAAP measures and do not have standardized meanings under GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

Conference Call Information

Call Date: March 22, 2018
Call Time: 10:30 a.m. (PT)

US Toll Free: 1-844-826-3035
Canada Toll Free: 1-855-669-9657
International Toll: 1-412-317-5144

Please ask the operator to be joined into the Trilogy International Partners (TRL) call.

Online info (audio only): http://www.trilogy-international.com/events-and-presentations
Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 12:30 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

US Toll Free: 1-877-344-7529
Canada Toll Free: 1-855-669-9658
International Toll: 1-412-317-0088
Replay Access Code: 10116869

About Trilogy International Partners Inc. (“TIP Inc.”)

TIP Inc. is the parent of Trilogy International Partners LLC (“Trilogy LLC”), a wireless telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have an exceptional track record of successfully buying, building, launching and operating communications businesses in 15 international markets and the United States.

Trilogy LLC, together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications services including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides fixed broadband communications services to residential and enterprise customers in New Zealand.

Trilogy LLC completed a transaction with Alignvest Acquisition Corporation (“AQX”) on February 7, 2017 (the “Arrangement”). For accounting purposes, the Arrangement was treated as a “reverse acquisition” and recapitalization.  Trilogy LLC was considered the accounting acquirer and upon closing AQX was renamed Trilogy International Partners Inc. Accordingly, Trilogy LLC’s historical financial statements as of and for the periods ended prior to the acquisition became the historical financial statements of TIP Inc. prior to the date of the transaction.

Unless otherwise stated, the financial information provided here is for TIP Inc. as of December 31, 2017.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. Its common shares trade on the Toronto Stock Exchange under the ticker TRL and its warrants trade on the exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.

Business segments

TIP Inc.’s reportable segments are New Zealand and Bolivia.  Segment information is regularly reported to our Chief Executive Officer (the chief operating decision-maker).  Segments and the nature of their businesses are as follows:

Segment	Principal activities
Bolivia	Wireless telecommunications operations for Bolivian consumers and businesses.
New Zealand	Wireless telecommunications operations for New Zealand consumers and businesses; broadband network connectivity through fiber network assets to support a range of voice, data, and networking for New Zealand consumers, businesses, and governments.

About this earnings release

This earnings release contains information about our business and performance for the three and twelve months ended December 31, 2017, as well as forward-looking information about our fiscal year 2018.  This discussion should be read together with supplementary information filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The financial information included in this earnings release was prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).   In our discussion, we also use certain Non-GAAP financial measures to evaluate our performance.  See “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” for more information.

All dollar amounts are in United States dollars unless otherwise stated. Amounts for subtotals, totals and percentage changes included in tables in this release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in TIP Inc.’s Annual Financial Statements and related notes are a result of rounding. Information is current as of March 21, 2018, and was approved by TIP Inc.’s Board of Directors. This earnings release includes forward-looking statements and assumptions.  See “About Forward-Looking Information” for more information.

Additional information relating to TIP Inc., including our financial statements, MD&A and other filings with Canadian securities commissions and the U.S. Securities and Exchange Commission are available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Consolidated Financial Results

	Three Months Ended December 31 (unaudited)			Twelve Months Ended December 31
(US dollars in millions unless otherwise noted)	2017	2016	% Chg	2017	2016	% Chg

Revenues
New Zealand	142.6	142.4	0%	518.0	487.3	6%
Bolivia	59.2	70.4	(16%)	258.4	275.5	(6%)
Unallocated Corporate & Eliminations	0.1	0.1	6%	0.4	0.6	(26%)
Total revenues	201.9	213.0	(5%)	776.8	763.4	2%

Total service revenues	143.0	154.1	(7%)	598.0	584.6	2%

Loss from continuing operations	(2.4)	(0.0)	n.m	(30.1)	(40.6)	26%

Adjusted EBITDA
New Zealand	20.3	24.6	(17%)	83.2	79.3	5%
Bolivia	15.4	23.7	(35%)	76.5	81.6	(6%)
Unallocated Corporate & Eliminations(1)	(3.4)	(1.5)	129%	(11.4)	(7.8)	47%
Adjusted EBITDA(2)	32.4	46.8	(31%)	148.3	153.1	(3%)
Adjusted EBITDA margin(2)	22.6%	30.4%	(26%)	24.8%	26.2%	(5%)

Cash provided by operating activities	34.5	5.8	494%	65.0	49.0	33%

Capital expenditures(3)	36.2	27.9	30%	92.4	107.6	(14%)
Capital Intensity	25%	18%	40%	15%	18%	(16%)
n.m - not meaningful
Notes:
(1) Increases in Unallocated Corporate and Eliminations expenses relate to recurring costs associated with public company reporting and compliance, including audit, tax, legal and maintaining internal control processes.
(2) These are Non-GAAP measures and do not have standardized meanings under GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3) Represents purchases of property and equipment from continuing operations excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements. Purchases of property and equipment from discontinued operations were $0.2 million for the year ended December 31, 2016. There was no activity from the discontinued operations recorded after the sale of our Dominican Republic subsidiary was completed on March 23, 2016.

Results of Our Business Segments

New Zealand

Financial Results

		Three Months Ended December 31 (unaudited)			Twelve Months Ended December 31
	(US dollars in millions unless otherwise noted)	2017	2016	% Chg	2017	2016	% Chg

	Revenues
	Wireless service revenues	67.3	68.7	(2%)	274.2	259.2	6%
	Wireline service revenues	14.4	12.8	12%	57.1	43.4	32%
	Non-subscriber ILD and other revenues	2.6	3.2	(21%)	11.6	11.6	(0%)
	Service revenue	84.2	84.8	(1%)	342.9	314.2	9%
	Equipment sales	58.4	57.7	1%	175.1	173.2	1%
	Total revenues	142.6	142.4	0%	518.0	487.3	6%

	Adjusted EBITDA(1)	20.3	24.6	(17%)	83.2	79.3	5%
	Adjusted EBITDA margin(1,2)	24.2%	29.0%	(17%)	24.3%	25.2%	(4%)

	Capital expenditures(3)	16.0	11.3	42%	53.9	50.9	6%
	Capital Intensity	19%	13%	43%	16%	16%	(3%)

Subscriber Results

		Three Months Ended December 31 (unaudited)			Twelve Months Ended December 31
	(Thousands unless otherwise noted)	2017	2016	% Chg	2017	2016	% Chg

	Postpaid
	Gross additions	27.4	26.0	5%	90.0	100.2	(10%)
	Net additions	5.5	15.3	(64%)	23.8	59.6	(60%)
	Total postpaid subscribers	396.0	372.3	6%	396.0	372.3	6%
	Prepaid
	Net additions (losses)	(14.6)	32.3	(145%)	(41.5)	15.8	(363%)
	Total prepaid subscribers	1,025.1	1,066.6	(4%)	1,025.1	1,066.6	(4%)
	Total wireless subscribers	1,421.1	1,438.9	(1%)	1,421.1	1,438.9	(1%)

	Wireline
	Gross additions	5.4	10.4	(48%)	27.2	35.3	(23%)
	Net additions	1.4	7.9	(82%)	12.8	28.2	(54%)
	Total wireline subscribers	68.5	55.7	23%	68.5	55.7	23%
	Total Subscribers	1,489.7	1,494.6	0%	1,489.7	1,494.6	0%

	Monthly blended wireless ARPU ($, not rounded)	15.74	16.18	(3%)	15.98	15.42	4%
	Monthly postpaid wireless ARPU ($, not rounded)	35.22	37.44	(6%)	36.36	36.95	(2%)
	Blended wireless churn	3.2%	2.7%	19%	3.2%	2.9%	10%
	Postpaid Churn(4)	2.1%	1.3%	68%	1.7%	1.2%	47%
Notes:
(1) For the three months and twelve months ended December 31, 2017, conversion costs related to the new business support system impacted Adjusted EBITDA by approximately $2 million and $7 million, respectively. Adjusted EBITDA margin excluding these costs would have been 26.5% and 26.3% for the three and twelve months ended December 31, 2017, respectively.
(2) Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service Revenues.
(3) Represents purchases of property and equipment, excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.
(4) Includes deactivations of 1.9 thousand relating to liquidation of a significant business customer. On an adjusted basis, Q4 2017 churn would have been 1.9% and 1.7% for the quarter and year ended December 31, 2017, respectively.

Revenues

New Zealand’s total revenues were flat for the three months ended December 31, 2017, compared to the same period in 2016. The conversion to a new IT business support system in the first quarter negatively impacted subscriber acquisition and churn for most of the year. This was partially offset by improving subscriber acquisition levels late in the year.

  Postpaid revenues increased by $0.6 million, or 1%, driven by a 6% increase in the postpaid subscriber base due to improved consumer plans and the continued market shift to postpaid, partially offset by declines in postpaid ARPU due to increased promotional activity;
  Prepaid revenues decreased by $2.2 million, or 8%, due to competitive activity, resulting in a 7% decline in prepaid ARPU; and
  Wireline service revenues increased by $1.5 million, or 12%, due to a 23% growth in the wireline customer base, partially offset by a 12% decline in residential wireline ARPU.

Adjusted EBITDA

New Zealand’s Adjusted EBITDA decreased 17% for the three months ended December 31, 2017, compared to the three months ended December 31, 2016, primarily resulting from an increase in operating expenses.

  General and administrative expense increased $4.6 million, or 31%, largely due to the new business operating system conversion.
    This increase was primarily comprised of additional headcount expense in customer care to manage customer issues, increased bad debt attributable to billing issues from prior quarters, along with increased computer hardware and software maintenance costs attributable to refining the new operating system.
  Cost of service decreased by $1.4 million, or 5%, primarily due to a reduction in third-party network maintenance fees, partially offset by higher broadband transmission expenses associated with the growth of the broadband business.

Fourth quarter results in New Zealand were also affected by a 2% strengthening of the New Zealand Dollar as compared to the U.S. Dollar.

Capital Expenditures

The $4.7 million, or 42%, increase in capital expenditures in the fourth quarter of 2017, compared to the fourth quarter of 2016, was the result of continued investment and timing relating to LTE network expansion projects. At December 31, 2017, 93% of our New Zealand network was overlaid with LTE and our network covered 97% of New Zealand’s population.

Bolivia

Financial Results

	Three Months Ended December 31 (unaudited)			Twelve Months Ended December 31
(US dollars in millions unless otherwise noted)	2017	2016	% Chg	2017	2016	% Chg

Revenues
Wireless service revenue	58.1	68.3	(15%)	252.0	265.5	(5%)
Non-subscriber ILD and other revenues	0.5	0.9	(42%)	2.7	4.4	(39%)
Service revenue	58.6	69.3	(15%)	254.7	269.9	(6%)
Equipment sales	0.6	1.2	(50%)	3.7	5.6	(33%)
Total revenues	59.2	70.4	(16%)	258.4	275.5	(6%)

Adjusted EBITDA	15.4	23.7	(35%)	76.5	81.6	(6%)
Adjusted EBITDA margin(1)	26.3%	34.2%	(23%)	30.0%	30.2%	(1%)

Capital expenditures(2)	19.9	16.5	21%	37.2	56.3	(34%)
Capital Intensity	34%	24%	42%	15%	21%	(30%)

Subscriber Results

	Three Months Ended December 31 (unaudited)			Twelve Months Ended December 31
(Thousands unless otherwise noted)	2017	2016	% Chg	2017	2016	% Chg

Postpaid
Gross additions	9.4	14.6	(36%)	50.2	63.0	(20%)
Net additions (losses)	(2.1)	4.9	(143%)	(3.8)	21.7	(117%)
Total postpaid subscribers	340.9	344.6	(1%)	340.9	344.6	(1%)
Prepaid
Net additions (losses)	92.4	(1.3)	n.m	(10.2)	(165.5)	94%
Total prepaid subscribers	1,798.7	1,808.9	(1%)	1,798.7	1,808.9	(1%)
Total Wireless Subscribers(3)	2,200.8	2,217.4	(1%)	2,200.8	2,217.4	(1%)

Monthly blended wireless ARPU ($, not rounded)	8.98	10.28	(13%)	9.51	9.65	(1%)
Monthly postpaid wireless ARPU ($, not rounded)	22.38	23.09	(3%)	23.28	22.57	3%
Blended wireless churn	6.1%	5.7%	7%	6.0%	6.0%	(0%)
Postpaid Churn	1.6%	1.4%	11%	1.7%	1.6%	4%
n.m - not meaningful
Notes:
(1) Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service Revenues.
(2) Represents purchases of property and equipment excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.
(3) Includes public telephony and other wireless subscribers of 61 thousand and 64 thousand as of December 31, 2017 and 2016, respectively.

Revenues

Bolivia’s total revenues for the three months ended December 31, 2017, decreased $11.2 million, or 16%, compared to the same period in 2016.

  Voice revenues declined $4.2 million, or 12%, due to the continued substitution of voice to data; and
  Data revenues declined $4.5 million, or 15%, primarily due to promotional activity resulting in reduced billable data to drive customer acquisition. Data revenues were also impacted by lower data consumption due to a temporary change to a popular smartphone app. In addition, an internal IT system configuration issue, which was identified and resolved, resulted in additional promotional data granted to customers.
    The decline in service revenues was partially offset by the continued increase in LTE adoption with 33.7 thousand LTE users added during the quarter, an increase of 91% compared to the same period in 2016. LTE subscribers represented 19% of the customer base at December 31, 2017.

Adjusted EBITDA

Bolivia’s Adjusted EBITDA decreased 35% in the fourth quarter compared to the fourth quarter of 2016, primarily due to a decrease of $11.2 million in total revenues, partially offset by $2.9 million of lower operating expenses.

  Sales and marketing decreased by $1.1 million, or 11%, primarily due to a decrease in costs relating to advertising, promotions, and customer loyalty program resulting from a shift to a more digital-focused marketing strategy; and
  Cost of equipment sales decreased by $1.8 million, or 42%, mainly due to higher handset subsidies and promotions in 2016, coupled with a reduction in postpaid subsidies in the fourth quarter of 2017.

Capital Expenditures

Capital expenditures increased $3.4 million, or 21%, in the fourth quarter compared to the fourth quarter of 2016, primarily due to the timing of the investment in LTE coverage and network expansion projects. At December 31, 2017, 70% of our network was overlaid with LTE.

Review of Consolidated Performance

	Three Months Ended December 31 (unaudited)			Twelve Months Ended December 31
(US dollars in millions except per unit data)	2017	2016	% Chg	2017	2016	% Chg

Consolidated adjusted EBITDA (1)	32.4	46.8	(31%)	148.3	153.1	(3%)
Consolidated adjusted EBITDA Margin(1)	22.6%	30.4%	(26%)	24.8%	26.2%	(5%)

(Deduct) add:
Finance costs(2)	(11.1)	(18.3)	(40%)	(66.4)	(72.9)	(9%)
Change in fair value of warrant liability	5.6	-	n.m	9.1	-	n.m
Depreciation, amortization and accretion	(27.1)	(27.7)	(2%)	(106.9)	(105.5)	1%
Income tax expense	(1.0)	(0.1)	n.m	(8.2)	(7.6)	7%
Other(3)	(1.1)	(0.8)	37%	(5.9)	(7.7)	(23%)
Loss from continuing operations	(2.4)	(0.0)	n.m	(30.1)	(40.6)	26%
n.m - not meaningful
Notes:
(1) These are Non-GAAP measures and do not have standardized meanings under GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with most directly comparable GAAP measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(2) Finance costs includes Interest Expense and Debt Modification and Extinguishment Costs. For a description of these costs, see "Finance Costs" below.
(3) Other includes the following: Equity-based compensation, (Gain) loss on disposal and abandonment of assets, Acquisition and other nonrecurring costs and Other, net.

Earnings per share

	Three Months Ended December 31, 2017 (unaudited)	Period February 7, 2017 through December 31, 2017(1)
(US dollars in millions except per unit data)

Net income (loss) attributable to Trilogy International
Partners Inc.	$0.3	($15.3)

Weighted Average Common Shares Outstanding:
Basic	50,037,850	44,692,369
Diluted	84,818,304	81,750,658

Income (loss) Per Share:
Basic	$0.01	($0.34)
Diluted(2)	($0.03)	($0.41)

(1) These are partial period results due to the timing of the closing of the arrangement with Alignvest.
(2) Diluted net loss per share is a greater loss than the basic calculation due to a net gain related to TIP Inc. warrants, which is included only in the basic loss per share calculation.

Finance costs

	Three Months Ended December 31 (unaudited)			Twelve Months Ended December 31
(US dollars in millions)	2017	2016	% Chg	2017	2016	% Chg

Interest on borrowings, net of capitalized interest
New Zealand	2.6	2.5	4%	10.7	10.1	6%
Bolivia	0.2	0.2	(5%)	0.8	0.6	41%
Corporate	8.2	15.6	(47%)	48.2	58.4	(17%)
Total Interest on borrowings	11.1	18.3	(40%)	59.8	69.1	(13%)

Debt modification and extinguishment costs	-	-	0%	6.7	3.8	76%
Total finance costs	11.1	18.3	(40%)	66.4	72.9	(9%)

Interest expense

Interest expense decreased $7.2 million for the three months ended December 31, 2017, compared to the same period in 2016, primarily due to the May 2017 refinancing of the $450 million Trilogy LLC 13.375% Notes due in 2019, with the proceeds of the issuance of the $350 million Trilogy LLC 8.875% Notes due in 2022, together with cash on hand.

Change in fair value of warrant liability

As of February 7, 2017, TIP Inc.’s issued and outstanding warrants were reclassified from equity to liability, as the warrants are written options that are not indexed to the TIP Inc. Common Shares. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Consolidated Statement of Operations. The change in fair value of the warrant liability due to the decline in the share price of TIP Inc. Common Shares was a non-cash gain of $5.6 million for the three months ended December 31, 2017.

Depreciation, amortization and accretion

	Three Months Ended December 31 (unaudited)			Twelve Months Ended December 31
(US dollars in millions)	2017	2016	% Chg	2017	2016	% Chg

New Zealand	15.6	16.1	(3%)	60.8	59.4	2%
Bolivia	11.5	11.5	(1%)	45.9	46.0	(0%)
Corporate	0.1	0.0	n.m	0.2	0.0	n.m
Total depreciation, amortization and accretion	27.1	27.7	(2%)	106.9	105.5	1%
n.m - not meaningful

Depreciation, amortization and accretion decreased by $0.5 million, or 2%, for the three months ended December 31, 2017, compared to the same period in 2016.

Income tax expense

Income tax expense increased by $1.0 million for the three months ended December 31, 2017, compared to the same period in 2016, resulting from changes in taxable income, certain withholding taxes and other related impacts for both NuevaTel and 2degrees, none of which were significant individually or in the aggregate.

Managing our Liquidity and Financial Resources

Operating, investing and financing activities

	Twelve Months Ended December 31
(US dollars in millions)	2017	2016	% Chg

Net cash provided by (used in):
Operating activities	65.0	49.0	33%
Investing Activities	(119.2)	(74.3)	(60%)
Financing Activities	79.9	(19.1)	519%
Net increase (decrease) in cash and cash equivalents	25.7	(44.4)	158%

Operating activities

Cash flow provided by operating activities increased by $16.0 million for the year ended December 31, 2017, compared to 2016. This change is mainly due to $11.5 million of lower interest paid, net of capitalized interest. Further, a decline in cash paid for income and withholding taxes also contributed to increase in cash flow provided by operating activities.

Investing activities

Cash flow used in investing activities increased by $44.9 million for the year ended December 31, 2017, compared to the same period in 2016, primarily due to the proceeds from the sale of Trilogy Dominicana of $28.7 million in 2016. Additionally, cash used to purchase short-term investments, net of sales, increased by $24.2 million contributing to the increase of cash used in investing activities. These changes were partially offset by a lower amount of capital expenditure in Bolivia as network expansion and LTE buildout were more significant during the year ended December 31, 2016.

Financing activities

Cash flow provided by financing activities increased by $99.0 million for the year ended December 31, 2017, compared to the same period in 2016. This change is primarily due to the proceeds from the equity issuance that occurred on February 7, 2017, in connection with the completion of the Arrangement with Alignvest, partially offset by the refinancing of the Trilogy LLC 13.375% Notes due in 2019 and the related costs incurred of $9.1 million.

Capital Structure

In December 2017, NuevaTel entered into a $7.0 million debt facility (the “Bolivian Bank Loan”) with Banco BISA S.A. This loan has a five year term and is required to be repaid in quarterly installments commencing in 2019 through 2022, with 25% of the principal amount to be repaid each year. Interest on the Bolivian Bank Loan accrues at a fixed rate of 6.0% and is payable quarterly. This loan will be used to fund capital expenditures as NuevaTel continues to expand its LTE coverage. The total outstanding debt in Bolivia is $27.7 million.

In March 2018, 2degrees entered into an amendment of its Senior Facilities Agreement with existing syndicate members representing $190 million NZD to extend the maturity date from January 2019 to January 2020.  Borrowings totaling $10 million NZD will retain the January 2019 maturity date. Terms of the Senior Facilities Agreement, as amended, including interest rates and financial covenants are generally consistent with the prior agreement.  Distributions will continue to be subject to free cash flow tests and 2degrees may be required to make certain prepayments of principal to the syndicate members.

Financial Guidance

The following table presents the company’s full-year 2018 guidance.

(US dollars in millions)	2017 Actual	2018 Guidance

Service Revenues
New Zealand(1)	342.9	Increase of	5.0%	to	7.0%
Bolivia	254.7	Increase of	1.0%	to	3.0%

Adjusted EBITDA
New Zealand(1)	83.2	Increase of	8.0%	to	10.0%
Bolivia	76.5	Increase of	7.0%	to	9.0%
(1) Assumed 2018 foreign exchange rate for New Zealand is NZD/USD = $0.73.

Consolidated Capital expenditures are expected to be consistent with 2017 investment levels.

The above information outlines guidance ranges for selected full year 2018 consolidated financial metrics. These ranges take into consideration our current outlook and our actual results for 2017. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2018 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "Cautionary Note Regarding Forward-Looking Statements" in the 2017 TIP Inc. MD&A and in the TIP Inc. AIF, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a full year basis, which are consistent with annual full year TIP Inc. Board of Director approved plans. Any updates to our full year financial guidance over the course of the year would only be made to the guidance ranges that appear above.

Non-GAAP Measures and Other Financial Measures; Basis of Presentation

In managing our business and assessing our financial performance, we supplement the information provided by the financial statements presented in accordance with GAAP with several customer-focused performance metrics and non-GAAP financial measures which are utilized by our management to evaluate our performance.  Although we believe these measures are widely used in the wireless industry, some may not be defined by us in precisely the same way as by other companies in the wireless industry, so there may not be reliable ways to compare us to other companies. Adjusted EBITDA represents Loss from continuing operations (the most directly comparable GAAP measure) excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); (gain) loss on disposal and abandonment of assets; and all other non-operating income and expenses.  Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service Revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under GAAP and should not be considered in isolation or as a substitute for Loss from continuing operations, the most directly comparable GAAP financial measure. Adjusted EBITDA and Adjusted EBITDA Margin are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Reconciliation of Adjusted EBITDA and EBITDA Margin

	Three Months Ended December 31 (unaudited)			Twelve Months Ended December 31
(US dollars in millions)	2017	2016	% Chg	2017	2016	% Chg

Loss from continuing operations	(2.4)	(0.0)	n.m	(30.1)	(40.6)	26%

Add:
Interest expense	11.1	18.3	(40%)	59.8	69.1	(13%)
Depreciation, amortization and accretion	27.1	27.7	(2%)	106.9	105.5	1%
Debt modification and extinguishment costs	-	-	n.m	6.7	3.8	76%
Change in fair value of warrant liability	(5.6)	-	n.m	(9.1)	-	n.m
Income tax expense	1.0	0.1	n.m	8.2	7.6	7%
Other, net	(1.0)	(2.8)	(63%)	(3.4)	0.1	n.m
Equity-based compensation	0.9	1.5	(38%)	2.9	2.7	5%
Loss on disposal and abandonment of assets	0.1	0.0	65%	0.7	0.6	12%
Acquisition and other nonrecurring costs(1)	1.1	2.1	(46%)	5.8	4.2	36%
Consolidated Adjusted EBITDA(2)	32.4	46.8	(31%)	148.3	153.1	(3%)
Consolidated Adjusted EBITDA Margin	22.6%	30.4%	(26%)	24.8%	26.2%	(5%)
n.m - not meaningful
Notes:
(1) Includes costs related to the Company’s initial compliance and preparation expenses incurred in connection with the Arrangement and becoming a publically traded entity, as well as non-cash expense associated with the Company’s restricted share program.
(2) In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary Salamanca Solutions International LLC (“SSI”). Although Trilogy LLC holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI’s primary customer, Trilogy LLC is considered SSI’s primary beneficiary, and as such, the Company consolidates 100% of SSI’s net losses. The impact on the Company's consolidated results of the 80% that Trilogy LLC does not own was to increase (decrease) Adjusted EBITDA by $(0.4) million and $0.1 million for the years ended December 31, 2017 and 2016, respectively.

Other Information

Consolidated financial results – quarterly summary

TIP Inc.’s operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of TIP Inc.’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income (loss) from quarter to quarter can result from events that are unique or that occur irregularly, such as losses or gains on the refinance of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, impairment of assets, and changes in income taxes.

The following table shows selected quarterly financial information prepared in accordance with GAAP.

	For the Quarter Ended
(US dollars in millions unless otherwise noted)	2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Service revenues	143.0	152.5	150.8	151.7	154.1	150.3	143.0	137.3
Equipment sales	58.9	38.8	42.1	39.0	58.8	41.2	40.2	38.6
Total revenues	201.9	191.3	192.9	190.7	213.0	191.5	183.2	175.8
Operating expenses	(198.8)	(184.1)	(182.3)	(179.5)	(197.4)	(179.8)	(175.1)	(171.1)
Operating income	3.1	7.2	10.6	11.2	15.5	11.7	8.0	4.8
Interest expense	(11.1)	(11.2)	(18.5)	(19.0)	(18.3)	(18.4)	(17.0)	(15.3)
Change in fair value of warrant liability	5.6	(0.0)	3.5	-	-	-	-	-
Debt modification and extinguishment costs	-	-	(6.7)	-	-	-	(3.8)	-
Other, net	1.0	0.9	2.2	(0.8)	2.8	(2.0)	0.9	(1.8)
Gain (loss) from continuing operations before income taxes	(1.3)	(3.0)	(8.9)	(8.6)	0.1	(8.7)	(11.9)	(12.4)
Income tax expense	(1.0)	(2.6)	(1.8)	(2.7)	(0.1)	(3.0)	(2.5)	(2.1)
Loss from continuing operations	(2.4)	(5.6)	(10.8)	(11.3)	(0.0)	(11.7)	(14.4)	(14.5)
Gain on discontinued operations, net of taxes	-	-	-	-	-	-	0.0	50.3
Net income (loss)	(2.4)	(5.6)	(10.8)	(11.3)	(0.0)	(11.8)	(14.3)	35.9
Net income (loss) attributable to noncontrolling interests and prior controlling interest	2.6	1.4	5.2	5.4	0.0	11.8	14.3	(35.9)
Net income (loss) attributable to TIP Inc.	0.3	(4.1)	(5.5)	(5.9)	-	-	-	-
Net income (loss) attributable to TIP Inc.
per share:(1)
Basic	0.01	(0.10)	(0.13)	(0.14)(2)
Diluted	(0.03)	(0.10)	(0.16)	(0.14)(2)
(1) Earnings per share amounts have not been presented for any period prior to the consummation of the Arrangement, as the total net income (loss) of Trilogy LLC prior to February 7, 2017, was attributable to noncontrolling interests or prior controlling interest.
(2) For the period from February 7, 2017, through March 31, 2017

Supplementary Information

Consolidated Statements of Operations

	Three Months Ended December 31 (unaudited)		Twelve Months Ended December 31
(US dollars in millions)	2017	2016	2017	2016

Revenues
Wireless service revenues	125.4	137.0	526.2	524.7
Wireline service revenues	14.4	12.8	57.1	43.4
Equipment sales	58.9	58.8	178.8	178.8
Non-subscriber international long distance and other revenues	3.2	4.2	14.6	16.5
Total revenues	201.9	213.0	776.8	763.4

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	51.9	53.8	214.7	212.7
Cost of equipment sales	61.7	63.5	197.7	197.9
Sales and marketing	25.1	26.3	103.3	104.5
General and administrative	32.9	26.1	121.4	102.3
Depreciation, amortization and accretion	27.1	27.7	106.9	105.5
Loss on disposal and abandonment of assets	0.1	0.0	0.7	0.6
Total operating expenses	198.8	197.4	744.7	723.3
Operating income	3.1	15.5	32.1	40.1

Other (expenses) income
Interest expense	(11.1)	(18.3)	(59.8)	(69.1)
Change in fair value of warrant liability	5.6	-	9.1	-
Debt modification and extinguishment costs	-	-	(6.7)	(3.8)
Other, net	1.0	2.8	3.4	(0.1)
Total other expenses, net	(4.5)	(15.5)	(54.0)	(73.0)
Loss from continuing operations before income taxes	(1.3)	0.1	(21.9)	(32.9)

Income tax expense	(1.0)	(0.1)	(8.2)	(7.6)
Loss from continuing operations	(2.4)	(0.0)	(30.1)	(40.6)

Gain from discontinued operations, net of tax	-	-	-	50.3
Net (loss) income	(2.4)	(0.0)	(30.1)	9.7
Less: Net loss (income) attributable to noncontrolling interest and prior controlling interest	(2.6)	0.0	(14.7)	(9.7)
Net gain (loss) attributable to Trilogy International Partners Inc.	0.3	-	(15.3)	-

Comprehensive (loss) income
Net (loss) income	(2.4)	(0.0)	(30.1)	9.7
Foreign currency translation adjustments	(1.7)	(6.4)	3.2	1.8
Net (loss) gain on derivatives	(0.0)	0.1	0.1	0.7
Other comprehensive (loss) income	(1.7)	(6.3)	3.3	2.5
Comprehensive (loss) income	(4.0)	(6.3)	(26.8)	12.3
Comprehensive loss (income) attributable to noncontrolling interests and prior controlling interest	3.7	6.3	9.9	(12.3)
Comprehensive loss attributable to Trilogy International Partners Inc.	(0.4)	-	(16.8)	-

 Consolidated Balance Sheets

	December 31,	December 31,
(US dollars in millions)	2017	2016

ASSETS
Current assets:
Cash and cash equivalents	47.1	21.2
Short-term investments	24.2	-
Accounts receivable, net	75.0	71.3
Equipment Installment Plan ("EIP") receivables, net	17.2	20.2
Inventory	21.4	20.4
Prepaid expenses and other current assets	15.8	27.2
Total current assets	200.7	160.3

Property and equipment, net	415.6	393.6
License costs and other intangible assets, net	100.3	113.1
Goodwill	9.5	9.3
Long-term equipment installment plan receivables	14.8	12.7
Other assets	20.1	17.3
Total assets	761.0	706.2

LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ EQUITY/MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	33.6	45.8
Construction accounts payable	26.3	17.9
Current portion of debt	10.7	8.8
Customer deposits and unearned revenue	20.8	22.7
Other current liabilities and accrued expenses	128.9	128.8
Total current liabilities	220.2	224.0

Long-term debt	496.5	591.2
Deferred income taxes	3.3	2.7
Other non-current liabilities	34.8	37.2
Total liabilities	754.8	855.1

Commitments and contingencies

Total mezzanine equity	-	97.0

Total shareholders’ equity/members’ deficit	6.2	(245.8)

Total liabilities, mezzanine equity and shareholders’ equity/members' deficit	761.0	706.2

Consolidated Statements of Cash Flows

	Twelve Months Ended December 31
(US dollars in millions)	2017	2016

Operating activities:
Net (loss) income	(30.1)	9.7
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Provision for doubtful accounts	15.9	7.9
Depreciation, amortization and accretion	106.9	105.5
Equity-based compensation	2.9	2.7
Loss on disposal and abandonment of assets	0.7	0.6
Non-cash interest expense, net	3.5	4.5
Settlement of cash flow hedges	(1.6)	(1.8)
Change in fair value of warrant liability	(9.1)	-
Debt modification and extinguishment costs	6.7	3.8
Non-cash loss from change in fair value on cash flow hedges	1.6	1.5
Unrealized loss (gain) on foreign exchange transactions	1.0	(1.8)
Deferred income taxes	0.5	(4.0)
Gain on disposal of discontinued operations	-	(52.8)
Changes in operating assets and liabilities:
Accounts receivable	(18.7)	(13.5)
EIP receivables	1.4	(4.6)
Inventory	(0.1)	3.8
Prepaid expenses and other current assets	3.8	0.9
Other assets	(3.4)	(0.5)
Accounts payable	(9.0)	(5.7)
Other current liabilities and accrued expenses	(5.5)	(2.3)
Customer deposits and unearned revenue	(2.3)	(5.0)
Net cash provided by operating activities	65.0	49.0

Investing activities:
Purchase of property and equipment	(92.4)	(107.8)
Proceeds from the sale of Trilogy Dominicana, net of cash sold of $875	-	28.7
Changes in restricted cash	1.1	7.5
Purchase of short-term investments	(48.1)	-
Maturities and sales of available-for-sale investments	23.9	-
Purchase of spectrum licenses and other additions to license costs	(3.3)	(2.6)
Changes in long-term deposits and other	(0.5)	(0.0)
Net cash used in investing activities	(119.2)	(74.3)

Financing activities:
Payment of debt	(613.5)	(582.0)
Proceeds from debt	514.5	581.2
Proceeds from equity issuance, net of issuance costs	199.3	(4.9)
Debt issuance, modification and extinguishment costs	(9.2)	(7.6)
Payment of financed license obligations	(10.4)	-
Capital contributions from members	1.4	5.0
Purchase of shares from noncontrolling interest	(1.7)	(3.6)
Dividends to shareholders and noncontrolling interest	(0.5)	(7.1)
Net cash provided by (used in) financing activities	79.9	(19.1)

Net increase (decrease) in cash and cash equivalents	25.7	(44.4)
Cash and cash equivalents, beginning of period(1)	21.2	65.0
Effect of exchange rate changes	0.2	0.5
Cash and cash equivalents, end of period	47.1	21.2

(1) Includes cash and cash equivalents reclassified to assets held for sale of $1,142 as of January 1, 2016.

About Forward-Looking Information

Forward-looking information and statements

This presentation contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America.  Forward-looking information and forward–looking statements may relate to our future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this presentation are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; and data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties, are those that relate to: TIP Inc.’s history of losses; TIP Inc. and Trilogy LLC’s status as holding companies; TIP Inc.’s significant level of indebtedness and the refinancing, default and other risks, as well as limits, restrictive covenants and restrictions resulting therefrom; TIP Inc.’s or Trilogy LLC’s ability to incur additional debt despite its indebtedness level; TIP Inc.’s or Trilogy LLC’s ability to refinance its indebtedness; the risk that TIP Inc.’s or Trilogy LLC’s credit ratings could be downgraded; TIP Inc. having insufficient financial resources to achieve its objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia; TIP Inc.’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. to protect subscriber information; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes; foreign exchange and interest rate changes; currency controls; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses; risks that TIP Inc. may not pay dividends; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC may be required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc’s. and Trilogy LLC’s equity owners in certain circumstances; volatility of TIP Inc.’s common shares price; dilution of TIP Inc.’s common shares; market coverage; TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this presentation, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this presentation.  Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this presentation represent our expectations as of the date of this presentation or the date indicated, regardless of the time of delivery of the presentation. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investment Relations Contacts

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.comVice President, Investor Relations & Corporate Development

Erik Mickels
425-458-5900
Erik.Mickels@trilogy-international.comChief Financial Officer

Media Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development